UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report
(Exact name of registrant as specified in its charter)

Kentucky (State of incorporation)	001-33998 (Commission file number)	61-0156015 (IRS Employer Identification No.)

600 North Hurstbourne Parkway, Suite 400, Louisville, Kentucky 40222 (Address of principal executive offices) (Zip Code)

Bradley K. Blackwell, Senior Vice President, General Counsel and Secretary (502) 636-4400 (Registrant's name and telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ]	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Churchill Downs Incorporated (the “Company”, “we”, or “our”) is an industry-leading racing, gaming and online entertainment company anchored by our iconic flagship event - The Kentucky Derby. We are the largest legal online account wagering platform for horseracing in the U.S., through our ownership of TwinSpires.com and have announced our plans to enter the U.S. real money online gaming and sports betting markets. We are also a leader in brick-and-mortar casino gaming with approximately 10,000 gaming positions in eight states.
We reviewed the Company’s current product offerings to determine whether “conflict minerals”, as defined in paragraph (d)(3) of Item 1.01 of Form SD, are necessary to the functionality or production of the products we manufacture or contract to manufacture. We determined that one product contracted to be manufactured by our subsidiaries, United Tote Company and United Tote Canada, Inc. (collectively “United Tote”), contains conflict minerals necessary to its production or functionality. Specifically, United Tote contracts to manufacture ticketing terminals and hardware accessories (collectively, the “terminals”), which contain gold, tin and tantalum.
As such, the Company conducted a reasonable country of origin inquiry in good faith that was reasonably designed to determine whether any such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an “adjoining country”, and together with the Democratic Republic of the Congo, the “Covered Countries”). The reasonable country of origin inquiry consisted of soliciting information from the company that manufacturers the terminals for United Tote (our “Supplier”) regarding the origin of its suppliers’ conflict minerals. The Supplier in turn provided the Company with surveys from its suppliers based on the standardized template developed by the Responsible Minerals Initiative (RMI) (formerly known as the Conflict-Free Sourcing Initiative (CFSI)), now known as the Conflict Minerals Reporting Template (the “CMRT”). The CMRT includes questions about the origin of conflict minerals included in the suppliers’ products and supplier due diligence.
The Company has not received sufficient information from its Supplier to conclude (i) that the conflict minerals contained in the terminals definitively did not originate in the Covered Countries, or (ii) that any such conflict materials are from recycled or scrap sources. Based on the CMRTs received from the Supplier, some of the products provided by its suppliers during the year ended December 31, 2017 may have contained conflict minerals sourced from the Covered Countries.
This disclosure is also publicly available in the investor relations section of our website at www.churchilldownsincorporated.com. Information on our web site shall not be deemed incorporated into, or to be a part of, this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHURCHILL DOWNS INCORPORATED
May 31, 2018	/s/ Bradley K. Blackwell___________________ By: Bradley K. Blackwell Title: Senior Vice President, General Counsel and Secretary